Manuel Garciadiaz Elliot M. de Carvalho manuel.garciadiaz@davispolk.com elliot.decarvalho@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 27, 2022

Re:	Lavoro Limited Amendment No. 1 to Registration Statement on Form F-4 Filed December 6, 2022 File No. 333-267653

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeanne Bennett Terence O'Brien Alan Campbell Tim Buchmiller

Ladies and Gentlemen:

On behalf of our client, Lavoro Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated December 14, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and certain additional updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers About the Business Combination

What are the U.S. federal income tax consequences of the Business Combination...?, page 30

1.	We note your response to prior comment 8, revised disclosure and re-issue in part. We further note that you state that the SPAC Mergers "should qualify" as a "reorganization." To the extent the opinion is subject to uncertainty, please revise the response to this question, and elsewhere in the document as applicable, to clearly explain the facts and circumstances giving rise to the uncertainty and provide disclosure of possible alternative tax consequences. Please also revise your response to this question to clearly disclose that this is the opinion of tax counsel and identify counsel.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30, 112 and 204 of Amendment No. 2 and has filed as Exhibit No. 8.1 to Amendment No. 2 a tax opinion of Cooley LLP, as United States counsel to TPB Acquisition Corporation I, in response.

Summary of the Proxy Statement/Prospectus
Recent Developments, page 40

2.	Please revise your disclosure in this section to reflect your disclosure in other filings that Pattern Ag was founded with an initial investment from an affiliate of the Sponsor and is one of The Production Board's portfolio companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 40, 228 and 242 of Amendment No. 2 in response.

Certain Unaudited Projected Financial Information, page 150

3.	We note your response to prior comment 21. We further note your disclosure indicating that the projections were prepared in February and March 2022. Given the passage of time between the preparation of the projections and potential effectiveness of this registration statement, please revise to clearly state whether or not the projections still reflect Lavoro management’s views on future performance. To the extent they do not, please describe why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145 and 146 of Amendment No. 2 in response.

Management's Discussion and Analysis of Financial Condition and Results Of Operations of Lavoro

Overview, page 271

4.	We note your disclosure on page F-52 that for the 2022/2023 harvest, given current market conditions, the Group expects the volume of fertilizers sold by the Group to be adversely affected, which may adversely affect Group`s results of operations. Please expand your overview to include a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 267 and 268 of Amendment No. 2 in response.

Lavoro Share Plan, page 332

5.	Please disclose whether the Business Combination will satisfy the Market Conditions in order for the options granted under the Lavoro Share Plan to vest. Please also file that plan as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 331 and 332 of Amendment No. 2 and has filed the Lavoro Share Plan as Exhibit No. 10.6 of Amendment No. 2, in response.

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December 27, 2022	2

Please do not hesitate to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at +1 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:	Ruy Cunha, Chief Executive Officer, Lavoro Limited

Laurence Beltrão Gomes, Chief Financial Officer, Lavoro Limited

Renata Solera Ramon El Kalay, Head of Legal and Compliance, Lavoro Limited

Alessandra Aur, Ernst & Young Auditores Independentes S.S.

Rachel Proffitt, Cooley LLP

Garth Osterman, Cooley LLP

Kristin VanderPas, Cooley LLP

Peter Byrne, Cooley LLP

December 27, 2022	3